April 27, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-224191) of PermRock Royalty Trust, a Delaware statutory trust (the “Trust”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Trust’s proposed initial public offering of trust units representing beneficial interests in the Trust, we hereby join the Trust’s request for acceleration of effectiveness of the above-referenced registration statement to 3:30 p.m. (Washington, D.C. time) on May 1, 2018, or as soon thereafter as is practicable, unless the Trust notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated April 23, 2018, through the date hereof:

Preliminary Prospectus dated April 23, 2018

2,405 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

WELLS FARGO SECURITIES, LLC
GOLDMAN SACHS & CO. LLC
UBS SECURITIES LLC
As Representatives of the several underwriters

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
	Name:	David Herman
	Title:	Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Jayant Dey
	Name:	Jayant Dey
	Title:	Executive Director

By:	/s/ Christopher Wicklund
	Name:	Christopher Wicklund
	Title:	Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER